Endeavour International Corporation

811 Main Street, Suite 2100

Houston, Texas 77002

April 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Application for Qualification of Indenture on Form T-3 of Endeavour International Corporation

Ladies and Gentlemen:

Pursuant to Section 307(a) of the Trust Indenture Act of 1939, as amended (the “TIA”), Endeavour International Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s above-captioned application for qualification of an indenture on Form T-3, together with all exhibits (the “Form T-3”), immediately or as soon as practicable after the date hereof.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated offering of securities under an indenture required to be qualified under the TIA. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Form T-3 and that the Form T-3 has not been declared effective by the Commission.

Please send a copy of the order consenting to the withdrawal of the Form T-3 to Catherine L. Stubbs, Senior Vice President and Chief Financial Officer of the Company, at the above-mentioned address, email: cathy.stubbs@endeavourcorp.com, with a copy to Ted S. Waksman, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, fax number (212) 310-8007, email: ted.waksman@weil.com. If you have any questions with respect to this matter, please contact Ted Waksman at (212) 310-8362 or Noah Kressler at (212) 310-8360.

[Remainder of page intentionally left blank.]

Very truly yours,
Endeavour International Corporation

By:	/s/ Catherine L. Stubbs
Name:	Catherine L. Stubbs
Title:	Senior Vice President and Chief Financial Officer

cc:	Ted S. Waksman, Weil, Gotshal & Manges LLP

Jane Schweiger, Wilmington Trust, National Association